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Exhibit 12.1

PANAMSAT HOLDING CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

	Year Ended December 31,
	2003	2004	2005
Income (loss) before income taxes	$134,542	$(172,289)	$62,304

ADD: Fixed Charges:
Capitalized Interest	13,897	8,500	25,539
Interest expense (including amortization of debt issuance costs)	156,925	199,409	292,408
Rentals (1/3)(a)	1,974	2,058	1,691

Total Fixed Charges	$172,796	$209,967	$319,638

Income before income taxes plus fixed charges	$307,338	$37,678	$381,942
ADD: Amortization of capitalized interest	28,502	25,405	24,719
LESS: Capitalized interest	(13,897)	(8,500)	(25,539)

Earnings (As defined)	$321,943	$54,583	$381,122

Total Fixed Charges	$172,796	$209,967	$319,638

Ratio of Earnings to Fixed Charges	1.86	0.26	1.19

(a)
We believe 33.3% is a reasonable approximation of an appropriate interest factor for operating leases.

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  Exhibit 12.1
PANAMSAT HOLDING CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In Thousands)